Exhibit (k)(6)

Variant Alternative Lending Fund

Multiple Class Plan

This Multiple Class Plan (the “Plan”) has been adopted by the board of trustees (the “Board of Trustees”) of Variant Alternative Lending Fund (the “Fund”) with respect to each class of shares of beneficial interests (“Shares”) of the Fund. This Plan has been adopted in compliance with the terms of an exemptive order granted by the Securities and Exchange Commission (the “Multi-Class Order”) permitting the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal charges so long as the Fund complies with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1 and, where applicable, 11a-3 under the Investment Company Act of 1940 (the “1940 Act”), as amended from time to time, as if those rules applied to closed-end management investment companies, and complies with Financial Industry Regulatory Authority (“FINRA”) Rule 2341(d), as amended from time to time. The Plan has been adopted pursuant to Rule 18f-3 under the 1940 Act.

The Fund has initially established two classes of Shares known as the “Institutional Class Shares” and “Access Class Shares.” Each class of Shares will have the same relative rights and privileges and be subject to the same fees and expenses except as set forth below. In addition, extraordinary expenses attributable to one or more classes shall be borne by such class(es). The Board of Trustees may determine in the future that other allocations of expenses or other services to be provided to a class of Shares are appropriate and amend the Plan accordingly without the approval of holders of Shares of any class.

Institutional Class Shares

Institutional Class Shares are sold at net asset value per Share, subject to the minimum purchase requirements set forth in the prospectus for the Fund. Institutional Class Shares are not subject to a distribution or service fee.

Access Class Shares

Access Class Shares are sold at net asset value per Share, subject to the minimum purchase requirements set forth in the Fund’s prospectus. Access Class Shares of the Fund are subject to a distribution and/or service fee in accordance with the then-effective plan (the “Distribution Plan”) adopted in accordance with Rule 12b-1 under the 1940 Act for Access Class Shares. Holders of Access Class Shares have exclusive voting rights, if any, with respect to the Fund’s Distribution Plan adopted with respect to Access Class Shares. Access Class Shares shall be entitled to the distribution and shareholder services set forth from time to time in the Fund’s prospectus.

Expense Allocation

Expenses that are treated as class expenses under the Plan will be borne by the Fund’s respective share classes. Fund expenses will be allocated to the respective share classes in a manner consistent with Rule 18f-3(c)(1)(iii) as now or hereafter in effect, subject to the oversight of the Board of Trustees.

Adopted:	September 10-11, 2024